January 29, 2013

Via Edgar Transmission

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Arno Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
Filed December 26, 2012
File No. 333-185690

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 7, 2013 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced registration statement (the “Registration Statement”). Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The numbered paragraphs in this letter correspond to the numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

1.	We note that you are registering the sale of 208,815,953 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering of this size on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Jeffrey P. Riedler

January 29, 2013

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling stockholders and the percentage of the overall offering made by each stockholder;

•	The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	Any relationships among the selling stockholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

•	The discount at which the stockholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling stockholders is in the business of buying and selling securities.

Response: For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not a primary offering and is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Introduction

Rule 415(a)(1)(i) permits the registration of offerings to be made on a delayed or continuous basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary….” The offering of the shares (the “Shares”) underlying the Debentures and Warrants by the selling stockholders as contemplated by the Registration Statement is not “by or on behalf of the registrant” because the Company will not receive any of the proceeds from the resale of the Shares and has no financial interest in such resales.

Further, we respectfully advise the Staff that the offering does not present a situation in which the selling stockholders are acting as underwriters in the distribution of the Company’s common stock to the public. Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” As discussed below, the selling stockholders acquired the Debentures and Warrants in a bona fide private placement that was exempt from registration under Section 4(2) of the Securities Act. Pursuant to the Purchase Agreement, the Company obtained representations from the selling stockholders that they were acquiring the Debentures and Warrants as principals for their own account and not with a view to or for distributing or reselling the Shares or any part thereof in violation of the Securities Act or any applicable state securities law, that they had no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state securities law, and that they had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Shares in violation of the Securities Act or any applicable state securities law.

As is customary in private placement transactions by issuers that are public reporting companies, the selling stockholders received registration rights in connection with the 2012 Debenture and Warrant Offering. However, the registration rights do not by themselves evidence an intent by the selling stockholders to distribute the Shares to the public, and the Company has no reason to believe that the selling stockholders intend to sell the Shares as soon as possible after the Registration Statement is declared effective.

Also, while the size of the offering is large relative to the number of shares outstanding held by non-affiliates, the Staff has noted in its Securities Act Rules Compliance and Disclosure Interpretation No. 612.09, dated January 26, 2009 (“C&DI 612.09”), that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one…,” and the number of shares involved is only one of several factors to be considered. We respectfully submit that, based on an analysis of the factors identified in C&DI 612.09, taken as a whole, the offering of the Shares for resale by the selling stockholders pursuant to the Registration Statement is a true secondary offering, as opposed to an offering on behalf of the Company.

The number of selling stockholders and the percentage of the overall offering made by each stockholder

There are 43 selling stockholders identified in the Registration Statement, all of which are accredited investors.  The table below provides the name of each selling stockholder and the percentage of the overall number of Shares being registered on behalf of each selling stockholder:

Selling Stockholder	Percentage of Overall Offering

440 Lend LLC	0.2%
Abel G. Halpern	0.7%
Alan Mendelson	*
Alan T. Yuasa as Trustee of the Michael J. Shimoko Trust	0.2%
Alexander A. Zukiwski	1.0%
Allan Pantuck and Jodi Pantuck (JTWROS)	*
Arie and Rebecka Belldegrun as Trustees of the Belldegrun Family Trust dated February 18, 1994	2.3%
Arie S. Belldegrun M.D. Inc. Profit Sharing Plan	1.3%
Auriga Investors – Montserrat Global Fund	5.0%
Benjamin Domb	1.3%
Bonnie B. Kazam	0.2%

Jeffrey P. Riedler

January 29, 2013

Selling Stockholder	Percentage of Overall Offering
Brio Capital Master Fund Ltd.	2.7%
Commercial Street Capital LLC	8.3%
Gems Progressive Fund II SPC – Perennial S.P.	0.8%
Gerald Lieberman	0.2%
Glenn R. Mattes	0.3%
Green Fields Offshore Inc.	1.3%
Henry Rothman	0.2%
Irvin R. Kessler	0.7%
James K. Hu	0.1%
Jeffrey E. Donfeld, a Professional Corporation, 401(k) Profit Sharing Plan	0.3%
Joshua Kazam Trust	0.2%
Leumi Overseas Trust Corporation Limited as Trustee of the Tampere Trust	2.0%
Marjorie Kaufman and David Kaufman (JTWROS)	1.7%
Maxim Partners LLC	1.1%
MDRB Partnership, L.P.	1.0%
Ogier Employee Benefit Trustee Limited as Trustee of the MBES Employee Benefit Trust – JD Sub Trust	0.7%
Perceptive Life Sciences Master Fund, Ltd.	20.0%
Peter Kash and Donna Kash (JTWROS)	1.2%
Pontifax (Cayman) II L.P.	3.3%
Pontifax (Israel) II - Individual Investors L.P.	1.0%
Pontifax (Israel) II L.P.	2.5%
Primafides (Suisse) SA as Trustees of the Sirius Trust	0.3%
Quantum Partners LP	21.6%
Rachel Family Partnership LP	0.2%
RJB Partners LLC	1.3%
Sabby Healthcare Volatility Master Fund, Ltd.	8.3%
Sabby Volatility Warrant Master Fund, Ltd.	5.0%
Stefan Proniuk	0.1%
The Donfeld Living Trust, dated February 3, 1983, as amended	0.3%
Uzi Zucker	0.7%
Wealthplan Corporation	0.1%
Wei-Wu He	0.3%

___________________

  * denotes less than 0.1%

As evidenced by the table above, the offering will be made by 43 selling stockholders that retain control and discretion over the timing of the sale of the Shares and whether the Shares will be sold at all.  The Company will have no control over the timing, nature, or volume of sales by the selling stockholders.  Moreover, the Company believes that the selling stockholders have a strong history of being fundamental “buy and hold” investors, as opposed to investors with established histories of rapidly exiting their PIPE investments. In fact, several of the selling stockholders continue to hold the shares acquired from the Company in its last private placement transaction conducted in September 2010. For the foregoing reasons, the Company submits that the selling shareholders are not acting as conduits for the Company.

The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities

The Shares being registered consist of the shares issuable upon the conversion or exercise of the Debentures and Warrants issued to the selling stockholders in connection with the Company’s 2012 Debenture and Warrant Offering, which was conducted in two closings occurring on November 26, 2012 and December 18, 2012. A detailed description of the offering, including the terms of the Debentures and the Warrants, is set forth in the Registration Statement under the caption “DESCRIPTION OF 2012 DEBENTURE AND WARRANT OFFERING.” Accordingly, the selling stockholders acquired the Debentures and Warrants in a bona fide private placement and have held the Debentures and Warrants for over one or two months, as applicable, as of the date of this letter without the ability to sell the underlying Shares in the open market. The terms of the offering were originally negotiated at arm’s length between the Company and Sabby Management, LLC, the investment manager of Sabby Healthcare Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (collectively, “Sabby”), the lead investors in the offering. Sabby was not previously an investor in and did not otherwise have a prior relationship with the Company.

Jeffrey P. Riedler

January 29, 2013

The relationship of each selling stockholder with the Company, including an analysis of whether the selling stockholder is an affiliate of the Company

Approximately 74% of the selling stockholders were not affiliates of the Company at the time of the 2012 Debenture and Warrant Offering, and approximately 77% of the Shares are being offered by such non-affiliate selling stockholders. Even with respect to those selling stockholders who were affiliates of the Company at the time of the 2012 Debenture and Warrant Offering, the Staff has noted in C&DI 612.09 that, “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” For the reasons discussed herein, we believe that the proposed resales by the selling stockholders as contemplated in the Registration Statement should be deemed to be “genuine secondaries.”

Selling Stockholder	Relationship with the Company	Percentage of Overall Offering

Alexander A. Zukiwski	Dr. Zukwiski is the Company’s Vice President, Chief Medical Officer.	1.0%
Arie and Rebecka Belldegrun as Trustees of the Belldegrun Family Trust dated February 18, 1994	Arie S. Belldegrun, M.D., serves as Chairman of our Board of Directors.	2.3%
Arie S. Belldegrun M.D. Inc. Profit Sharing Plan	See above.	1.3%
Commercial Street Capital LLC	Steven Ruchefsky, President of the selling stockholder, is a director of Arno. Prior to the 2012 Debenture and Warrant Offering, the selling stockholder beneficially owned approximately 9.1% of our common stock.	8.3%
Glenn R. Mattes	Mr. Mattes is the Company’s President and Chief Executive Officer and is a director of Arno.	0.3%
Leumi Overseas Trust Corporation Limited as Trustee of the Tampere Trust	Dr. Belldegrun is a beneficiary of the Tampere Trust.	2.0%
MDRB Partnership, L.P.	Dr. Belldegrun is the managing partner of the selling stockholder.	1.0%
Pontifax (Cayman) II L.P.	Tomer Kariv, a director of Arno, is the co-founder and Chief Executive Officer of Pontifax. Prior to the 2012 Debenture and Warrant Offering, the Pontifax funds beneficially owned approximately 12.1% of our common stock	3.3%
Pontifax (Israel) II - Individual Investors L.P.	See above.	1.0%
Pontifax (Israel) II L.P.	See above.	2.5%
Stefan Proniuk	Dr. Proniuk is the Company’s Vice President of Product Development	0.1%
TOTAL		23.1%

As noted above, the terms of the 2012 Debenture and Warrant Offering were negotiated at arm’s length, and the selling stockholders listed in the table above purchased their Debentures and Warrants on the same terms as all other investors in the offering. Like the other selling stockholders identified in the Registration Statement, the selling stockholders listed in the table above retain control and discretion over the timing of the sale of the Shares and whether the Shares will be sold at all.  The Company will have no control over the timing, nature, or volume of sales by such selling stockholders, and there are no agreements or understandings between the Company and such selling stockholders with respect to the resale of the Shares.  Therefore, the Company respectfully submits that the selling shareholders listed in the table above should not be treated as “alter egos of the issuer” and that their resale offerings pursuant to the Registration Statement should be deemed to be “genuine secondaries.”

Jeffrey P. Riedler

January 29, 2013

Any relationships among the selling stockholders

Except for the relationships discussed below, each of which is described in greater detail in the Registration Statement, the Company is not aware of any other relationships among the selling stockholders.

Selling Stockholders	Description of Relationship	Combined Percentage of Overall Offering

Arie and Rebecka Belldegrun as Trustees of the Belldegrun Family Trust dated February 18, 1994 Arie S. Belldegrun M.D. Inc. Profit Sharing Plan Leumi Overseas Trust Corporation Limited as Trustee of the Tampere Trust MDRB Partnership, L.P.	The selling stockholders are related to Arie S. Belldegrun, M.D., the Chairman of our Board of Directors. See footnote 8 to the selling stockholder table.	6.7%
Bonnie B. Kazam Joshua Kazam Trust	Ms. Kazam is the mother of Mr. Kazam and is the trustee of the Joshua Kazam Trust.	0.3%
Jeffrey E. Donfeld, a Professional Corporation, 401(k) Profit Sharing Plan The Donfeld Living Trust, dated February 3, 1983, as amended	The selling stockholders are related to Jeffrey E. Donfeld. See footnote 19 to the selling stockholder table.	0.7%
Pontifax (Cayman) II L.P. Pontifax (Israel) II - Individual Investors L.P. Pontifax (Israel) II L.P.	The selling stockholders are affiliated investment funds. See footnote 25 to the selling stockholder table.	6.7%
Sabby Healthcare Volatility Master Fund, Ltd. Sabby Volatility Warrant Master Fund, Ltd.	The selling stockholders are affiliated investment funds. See footnote 30 to the selling stockholder table.	13.3%

The Company is not aware of any agreements or understandings between any of the selling stockholders listed in the table above with respect to the resale of the Shares and the Company has no reason to believe that such selling stockholders intend to act in concert with respect to the resale of the Shares.

The dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments

Based on a market price of $0.50 per share, which represents the average of the high and low prices of our common stock as reported on the OTC Bulletin Board on November 12, 2012, the most recent date on which shares of our common stock were traded prior to our 2012 Debenture and Warrant Offering, the dollar value of the Shares is approximately $104 million. We note, however, that this figure significantly overstates the dollar value of the Shares underlying the Debentures and Warrants because the Registration Rights Agreement requires the Company to register 150% of the shares underlying the Debentures and the Series B Warrants.

The Company received gross proceeds of $14,857,200 in the 2012 Debenture and Warrant Offering, which does not include the aggregate exercise price of $40,368,302 that the Company will receive if and when the Warrants are exercised. As disclosed in the Amended Registration Statement under the caption “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Comparison of Issuer Proceeds to Potential Selling Stockholder Profit,” due to payments and potential payments to the selling stockholders in the aggregate amount of $8,857,856, the net proceeds to the Company from the 2012 Debenture and Warrant Offering were $5,999,344; however, if the Company is not required to pay the potential liquidated damages described in the Amended Registration Statement, the net proceeds will be $9,565,072, which figure does not include the aggregate exercise price of $40,368,302 that the Company will receive if and when the Warrants are exercised.

Jeffrey P. Riedler

January 29, 2013

As noted above, looking solely at the dollar value of the Shares relative to the net proceeds to the Company from the 2012 Debenture and Warrant Offering significantly overstates the realistic, economic difference between the value of the shares underlying the Debenture and Warrants and the proceeds that the Company received, or will receive, in connection with their sale or exercise, as applicable.

The discount at which the stockholders will purchase the common stock underlying the convertible debentures (or any related security, such as a warrant or option) upon conversion or exercise

As discussed above, the terms of the 2012 Debenture and Warrant Offering were negotiated at arm’s length between the Company and the lead investors in the offering. The discounted conversion price of the Debentures and exercise prices of certain of the Warrants reflects the lack of liquidity in the Company’s common stock and the early stage (and thus associated risk) of the Company’s product development programs. Further, neither the Debentures nor the Warrants contain “toxic” provisions whereby the applicable conversion or exercise price floats in accordance with the market price of the underlying Shares. Unlike the “toxic” provisions that have in the past been identified by the Staff as causing particular concern in certain transactions, the Debentures and Warrants contain customary anti-dilution provisions, as described in the Registration Statement.

Whether or not any of the selling stockholders is in the business of buying and selling securities

While several of the selling stockholders are in the business of investing in securities (e.g., Auriga Investors – Montserrat Global Fund, Brio Capital Master Fund Ltd., Commercial Street Capital LLC, Perceptive Life Sciences Master Fund, Ltd., Pontifax, Quantum Partners LP, and Sabby), it is our understanding, based on C&DI 612.09, that the appropriate test is whether the selling stockholders are in the business of “underwriting securities,” as opposed to merely “buying and selling securities.” As noted above, the Company obtained representations from the selling stockholders that they were acquiring the Debentures and Warrants as principals for their own account and not with a view to or for distributing or reselling the Shares other than in full compliance with the Securities Act and any applicable state securities laws. Further, the Company believes that each investor in the 2012 Debenture and Warrant Offering has an established history and reputation as being a fundamental “buy and hold” investor.

Based on the selling stockholders’ representations in questionnaires executed in connection with the 2012 Debenture and Warrant Offering, the Company believes that only Maxim Partners LLC (an affiliate of Maxim Group LLC, which served as placement agent in the offering) is a broker-dealer or an affiliate of a broker-dealer.

Conclusion

Only one selling stockholder, an affiliate of the Company’s placement agent, is a broker-dealer. Further, a large majority of the selling stockholders are non-affiliates, all of which purchased the Debentures and Warrants in a bona fide private offering. The selling stockholders did not have the immediate ability to resell the Shares, they have no agreements or understandings with the Company with respect to the resale of the Shares, they retain control and discretion of the resale of the Shares (and whether the Shares are even sold at all), and they have a demonstrated history of being fundamental “buy and hold” investors. Moreover, the Debentures and Warrants do not contain the “toxic” provisions that have concerned the Staff in the past and, with the exception of Maxim Partners LLC, none of the selling stockholders are broker-dealers or affiliates of broker-dealers who are in the business of underwriting securities. Based on the foregoing considerations, we believe and respectfully submit that the selling stockholders are not appropriately characterized as acting as conduits on behalf of the Company for the sale of Shares to the public and that the offering of the Shares for resale by the selling stockholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i).

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Jeffrey P. Riedler

January 29, 2013

Response: As disclosed on page 4 of the Registration Statement, the total value of all the common stock offered pursuant to the prospectus is approximately $104.4 million, based upon a per share price of $0.50. Of this total amount, approximately $37.4 million represents the value of the common stock offered pursuant to the prospectus that is issuable upon the conversion of the convertible debentures.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible debentures.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 26, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Payments in Connection with the 2012 Debenture and Warrant Offering.”

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible debentures” means the securities underlying the debentures that may be received by the persons identified as selling stockholders]:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities established in the convertible debentures on the date of the sale of the convertible debentures;

Jeffrey P. Riedler

January 29, 2013

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debentures);

•	the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•	the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling stockholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 26, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Potential Selling Stockholder Profit.”

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

Jeffrey P. Riedler

January 29, 2013

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: Please see the Company’s response to Comment 4, above. Other than the Debentures, the Series B Warrants, and the warrants issued to Maxim Partners in connection with the 2012 Debenture and Warrant Offering, no selling stockholder or affiliate of any selling stockholder holds any security with a conversion discount.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;

Jeffrey P. Riedler

January 29, 2013

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to Comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 27, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Comparison of Issuer Proceeds to Potential Selling Stockholder Profit.”

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

Jeffrey P. Riedler

January 29, 2013

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 28, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders—Prior Transactions between the Company and the Selling Stockholders.”

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see page 30, “Additional Disclosure Regarding Transactions between the Company and the Selling Stockholders— Comparison of Registered Shares to Outstanding Shares.”

Jeffrey P. Riedler

January 29, 2013

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the convertible debentures; and

•	whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling stockholder entered into that short position; and

-	the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

Response: The Company intends to make all payments on the convertible debentures. For information regarding the Company’s ability to do so, please see page 38, “Liquidity and Capital Resources.” To the best of the Company’s knowledge, none of the selling stockholders have an existing short position in the Company’s common stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

Jeffrey P. Riedler

January 29, 2013

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: It is the Company’s view that a materially complete description of the relationships and arrangements contemplated by the first bullet point listed above is presented in the prospectus and that all agreements contemplated by the second bullet point listed above are included as exhibits to the Registration Statement.

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

Response: As disclosed on page 23 of the Registration Statement, the Company is registering a total of 208,815,953 shares as follows:

•	60,000 shares that are currently issued and outstanding;
•	74,286,000 shares that are issuable upon the conversion of the Debentures (representing 150% of the shares that are currently issuable upon the conversion of the Debentures, as required pursuant to the Registration Rights Agreement);
•	8,389,948 shares that may be issuable as payment of accrued interest under the Debentures (assumes three years of interest accrual under the Debentures at the rate of 8% per annum, and the Company’s election to pay such accrued interest in the form of additional shares of common stock in lieu of cash); and
•	126,080,005 shares that are issuable upon the exercise of outstanding warrants (including 150% of the shares that are currently issuable upon exercise of the Series B Warrants, as required pursuant to the Registration Rights Agreement).

Thus, the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus, and the Company does not believe that additional disclosure is required.

12.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder, to the extent that you have not already done so.

Response: The Company has provided additional disclosure in response to the Staff’s comment. Please see revised footnotes 8 and 13 to the selling stockholder table.

Jeffrey P. Riedler

January 29, 2013

13.	Please update your disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012. For additional information, please refer to Compliance & Disclosure Interpretation 117.05 of the Regulation S-K C&DIs.

Response: The Company has updated its disclosure to reflect the information required by Item 402 of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2012.

* * *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter or the Registration Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Amy Reischauer, Esq.
Ms. Jennifer Riegel, Esq.
Mr. Glenn R. Mattes